Exhibit 99.15

NEWS RELEASE

ORLA MINING ANNOUNCES ANNUAL SHAREHOLDER MEETING VOTING RESULTS

VANCOUVER, BC – May 13, 2020 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce the voting results for the election of its Board of Directors, which took place at the Company’s Annual and Special Meeting of Shareholders (“AGM”) held today. All nominees as set forth in the Company’s management information circular dated April 2, 2020 (“Circular”) were elected as directors of Orla at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	%	Votes Withheld	%
Charles Jeannes	136,511,550	98.82%	1,625,927	1.18%
Richard Hall	138,114,081	99.98%	23,396	0.02%
Jason Simpson	136,584,999	98.88%	1,552,478	1.12%
Jean Robitaille	136,511,550	98.82%	1,625,927	1.18%
George Albino	138,116,681	99.98%	20,796	0.02%
Tim Haldane	138,117,281	99.99%	20,196	0.01%
David Stephens	136,508,750	98.82%	1,628,727	1.18%
Elizabeth McGregor	136,536,682	98.84%	1,600,795	1.16%

The shareholders also approved: (1) to appoint Ernst & Young LLP as auditor of the Corporation for the ensuing year and authorize the board of directors to fix the remuneration of the auditor; (2) adoption of a new Restricted Share Unit (“RSU”) Plan. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	%	Withheld/ Against	%
Appointment of Auditors	Carried	143,448,816	99.99%	12,000	0.01%
Adoption of RSU Plan	Carried	130,171,677	94.23%	7,965,800	5.77%

NEWS RELEASE

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury

Director, Investor Relations

www.orlamining.com
info@orlamining.com

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